UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15/A
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-14162
Glenborough Realty Trust Incorporated
(Exact name of registrant as specified in its charter)
c/o GRIDIRON ACQUISITION LLC
c/o Morgan Stanley Real Estate Investing
555 California Street, Suite 2200
San Francisco, CA 94104
(415) 576-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
7 3/4% Series A Convertible Preferred Stock, $.001 par value
Common Stock, par value $.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Gridiron Acquisition LLC (as successor by merger to Glenborough Realty Trust Incorporated) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 30, 2006	GRIDIRON ACQUISITION LLC (as successor by merger to Glenborough Realty Trust Incorporated)
	By:	Gridiron Holdings LLC, its managing member

	By:	/s/ Amy Price
		Name:	Amy Price
		Title:	Vice President